Exhibit (k)(3)

CNI RECF Advisors, LLC

__________, 2017

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND-C

399 Park Avenue, 18th Floor

New York, New York 10022

Re:       Agreement to Limit Reimbursements to Adviser

Dear Ladies and Gentlemen:

This letter is being delivered to you with respect to the Investment Advisory Agreement (the “Advisory Agreement”) to which NorthStar Real Estate Capital Income Fund-C (the “Fund”) and CNI RECF Advisors, LLC (the “Adviser”) are parties. Pursuant to section 2 of the Advisory Agreement, the Adviser is entitled to receive reimbursement from the Fund of organization and offering expenses it has paid on behalf of the Fund until all of the organization and offering expenses incurred and/or paid by the Adviser have been recovered. Pursuant to this letter, the Adviser hereby agrees to accept henceforth a maximum incurred by the Fund to 1.0% of the aggregate proceeds raised in this offering, after the payment of selling commissions and dealer manager fees, until all of the organization and offering expenses incurred and/or paid by the Adviser have been recovered.

This letter shall be binding on the undersigned and its successors and assigns.

This letter shall be governed by and interpreted and construed in accordance with the governing law provisions set forth in Section 19 of the Advisory Agreement.

No term or provision of this letter may be amended, changed, waived, altered or modified except by written instrument executed and delivered by the party against whom such amendment, change, waiver, alteration or modification is to be enforced.

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NorthStar Real Estate Capital Income Fund-C

Very truly yours,

CNI RECF ADVISORS, LLC

By:
Name:
Title:

Acknowledged and accepted as of the date hereof:

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND-C

By:
Name:
Title:

[SIGNATURE PAGE TO O&O EXPENSE LIMITATION LETTER]